Exhibit 99.1

Condensed Interim Consolidated
Financial Statements

For the three months ended January 31, 2022 and 2021

(Stated in thousands of Canadian dollars, except share and per share amounts)

(Unaudited)

High Tide Inc.
Condensed Interim Consolidated Financial Statement
For the three months ended January 31, 2022 and 2021

Condensed Interim Consolidated Financial Statements for the three months ended January 31, 2022 and 2021.

The accompanying unaudited condensed interim consolidated financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Corporation.

Approved on behalf of the Board:

(Signed) “Harkirat (Raj) Grover”	(Signed) “Nitin Kaushal”
President and Chair of the Board	Director and Chair of the Audit Committee

High Tide Inc.
Condensed Interim Consolidated Statements of Financial Position
As at January 31, 2022 and October 31, 2021 (Unaudited – In thousands of Canadian dollars)

	Notes	2022	2021
		$	$

Assets
Current assets
Cash		10,077	14,014
Marketable securities	18	589	860
Trade and other receivables	9	8,591	7,175
Inventory		21,557	17,042
Prepaid expenses and deposits	7	8,353	6,919
Current portion of loans receivable	8	280	277
Total current assets		49,447	46,287
Non-current assets
Loans receivable	8	2,857	2,720
Property and equipment	5	29,362	24,756
Net Investment - Lease	21	469	506
Right-of-use assets, net	21	30,881	27,985
Long term prepaid expenses and deposits	7	2,079	1,681
Intangible assets and goodwill	3, 6	175,473	142,280
Total non-current assets		241,121	199,928
Total assets		290,568	246,215
Liabilities
Current liabilities
Accounts payable and accrued liabilities		22,161	18,532
Notes payable current	11	5,600	5,600
Current portion of convertible debentures	12	946	946
Current portion of lease liabilities	21	6,962	5,729
Current portion of derivative liability	3,10	9,168	9,980
Total current liabilities		44,837	40,787
Non-current liabilities
Notes payable	11	12,002	11,893
Convertible debentures	12	6,731	7,217
Lease liabilities	21	25,924	24,044
Derivative liability	3,10	8,400	1,693
Deferred tax liability		10,362	8,577
Total non-current liabilities		63,419	53,424
Total liabilities		108,256	94,211
Shareholders’ equity
Share capital	14	249,439	208,904
Warrants	16	10,445	10,724
Contributed surplus		17,219	15,162
Convertible debentures – equity		770	859
Accumulated other comprehensive income		954	(648)
Accumulated deficit		(103,948)	(87,792)
Equity attributable to owners of the Company		174,879	147,209
Non-controlling interest	23	7,433	4,795
Total shareholders’ equity		182,312	152,004
Total liabilities and shareholders’ equity		290,568	246,215

3

High Tide Inc.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars)

	Notes	2022	2021
		$	$

Revenue	4	72,218	38,319
Cost of sales		(49,236)	(23,551)
Gross profit		22,982	14,768
Expenses
Salaries, wages and benefits		(9,887)	(5,850)
Share-based compensation	15	(1,902)	(553)
General and administration		(5,861)	(2,908)
Professional fees		(1,000)	(1,136)
Advertising and promotion		(2,403)	(71)
Depreciation and amortization	5,6,21	(7,111)	(6,094)
Impairment loss	6	(89)	-
Interest and bank charges		(876)	(201)
Total expenses		(29,129)	(16,813)
Loss from operations		(6,147)	(2,045)
Other income (expenses)
Loss on extinguishment of debenture		(18)	(516)
Debt restructuring gain		-	1,145
Loss on revaluation of marketable securities		(219)	15
Finance and other costs	13	(2,460)	(4,283)
Gain (loss) on revaluation of derivative liability	3,10,18	525	(10,484)
Foreign exchange loss		(97)	(89)
Total other income (expenses)		(2,269)	(14,212)
Loss before taxes		(8,416)	(16,257)
Current income tax recovery		1,064	-
Deferred income tax expense		-	(588)
Net loss		(7,352)	(16,845)
Other comprehensive loss
Translation difference on foreign subsidiary		1,602	105
Total comprehensive loss		(5,750)	(16,740)
Comprehensive (loss) income attributable to:
Owners of the Company		(6,228)	(16,764)
Non-controlling interest		478	24
		(5,750)	(16,740)
Loss per share
Basic and diluted	17	(0.14)	(0.62)

Subsequent Events (Note 24)

4

High Tide Inc.
Condensed Interim Consolidated Statements of Changes in Equity
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars)

					Equity	Accumulated
					portion of	other		Attributable
				Contributed	convertible	comprehensive	Accumulated	to owners of
	Note	Share capital	Warrants	surplus	debt	income (loss)	deficit	the Company	NCI	Total
		$	$	$	$	$	$	$	$	$
Opening balance, November 1, 2020		32,552	5,796	4,704	1,965	(487)	(34,359)	10,171	1,552	11,723
Acquisition - Meta Growth	3	35,290	2,739	240	9,008	-	-	47,277	2,208	49,485
Prepaid interest paid in shares		1,458	-	-	-	-	-	1,458	-	1,458
Shared-based compensation	15	-	-	553	-	-	-	553	-	553
Equity portion of convertible debentures		-	-	-	133	-	-	133	-	133
Exercise options		13	-	-	-	-	-	13	-	13
Warrants expired		-	(3,946)	3,946	-	-	-	-	-	-
Issued to pay fees in shares		174	-	-	-	-	-	174	-	174
Conversion of convertible debentures		6,759	-	394	(190)	-	-	6,963	-	6,963
Warrants		240	(231)	28	-	-	-	37	-	37
Cumulative translation adjustment		-	-	-	-	105	-	105	-	105
Comprehensive loss for the period		-	-	-	-	-	(16,869)	(16,869)	24	(16,845)
Balance, January 31, 2021		76,486	4,358	9,865	10,916	(382)	(51,228)	50,015	3,784	53,799
Opening balance, November 1, 2021		208,904	10,724	15,162	859	(648)	(87,792)	147,209	4,795	152,004
Acquisition - NuLeaf	3	35,285	-	-	-	-	(8,326)	26,959	2,700	29,659
Issuance of shares through ATM		811	-	-	-	-	-	811	-	811
Share-based compensation	15	-	-	1,902	-	-	-	1,902	-	1,902
Equity portion of convertible debentures		-	-	-	(89)	-	-	(89)	-	(89)
Exercise options		282	-	-	-	-	-	282	-	282
Warrants expired	16	-	(273)	273	-	-	-	-	-	-
Warrants exercised	14,16	4,052	(6)	-	-	-	-	4,046	-	4,046
Cumulative translation adjustment		-	-	-	-	1,602	-	1,602	-	1,602
Share issuance costs	14	(13)	-	-	-	-	-	(13)	-	(13)
Vesting of RSUs	14	118	-	(118)	-	-	-	-	-	-
Partner distributions	23	-	-	-	-	-	-	-	(540)	(540)
Comprehensive loss for the period		-	-	-	-	-	(7,830)	(7,830)	478	(7,352)
Balance, January 31, 2022		249,439	10,445	17,219	770	954	(103,948)	174,879	7,433	182,312

5

High Tide Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

	Notes	2022	2021
		$	$
Operating activities
Net loss		(7,352)	(16,845)
Adjustments for items not effecting cash and cash equivalents
Income tax (recovery) expense		(1,064)	588
Accretion expense	13	1,165	1,584
Fee for services and interest paid in shares and warrants		-	1,632
Depreciation and amortization	5,6,21	7,111	6,094
Revaluation of derivative liability	3,11,18	(525)	10,484
Loss on extinguishment of debenture		18	-
Debt restructuring gain		-	(1,145)
Impairment loss		89	-
Foreign exchange gain (loss)		97	89
Share-based compensation	15	1,902	553
Loss on sale of marketable securities		-	516
Revaluation of marketable securities		219	(15)
		1,660	3,535
Changes in non-cash working capital
Trade and other receivables		(1,179)	1,423
Inventory		(2,174)	(474)
Prepaid expenses and deposits		(1,527)	1,128
Accounts payable and accrued liabilities		1,636	(4,165)
Net cash (used in) provided by operating activities		(1,584)	1,447

Investing activities
Net additions of property and equipment	5	(2,338)	(1,667)
Net additions of intangible assets	6	(147)	(24)
Loans receivable		(140)	(292)
Cash acquired through business combination	3	565	10,209
Net cash (used in) provided by investing activities		(2,060)	8,226

Financing activities
Repayment of finance lease obligations		-	(11)
Proceeds from convertible debentures net of issue costs		-	980
Repayment of convertible debentures		(890)	-
Interest paid on debentures and loans		(386)	(742)
Lease liability payments	21	(2,238)	(1,088)
Share issuance costs		(13)	-
Shares issued through ATM		811	-
Warrants exercised		2,141	240
Options exercised		282	-
Net cash used in financing activities		(293)	(621)

Net (decrease) increase in cash		(3,937)	9,052
Cash, beginning of period		14,014	7,524
Cash, end of period		10,077	16,576

6

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of Operations

High Tide Inc. (the “Company” or “High Tide”) is a retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI”(listed as of June 2, 2021), the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta T3E 6L1.

High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.

COVID-19

The Company’s business could be adversely affected by the effects of the recent outbreak of novel coronavirus (“COVID-19”). Several significant measures have been implemented in Canada and the rest of the world in response to the increased impact from COVID-19. The Company cannot accurately predict the impact COVID-19 will have on third parties’ ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, workplace productivity, and other factors that will depend on future developments beyond the Company’s control. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries resulting in an economic downturn that could negatively impact the Company’s financial position, financial performance, cash flows, and its ability to raise capital. Since the initial outset of the pandemic, the Company did not experience a significant decline in sales for most of the operating businesses.

2.	Accounting Policies
A.	Basis of Preparation

These condensed interim consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the Company for the year ended October 31, 2021 which are available on SEDAR at www.sedar.com.

For comparative purposes, the Company has reclassified certain immaterial items on the comparative condensed interim consolidated statement of financial position and the condensed interim consolidated statement of loss and comprehensive loss to conform with current period’s presentation.

On May 13, 2021, the Company completed a one-for-fifteen (1:15) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction in the issued and outstanding shares from 690,834,719 to 46,055,653. Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on March 17, 2022.

7

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

B.	Use of estimates

The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years. Significant judgements, estimates, and assumptions within these condensed interim consolidated financial statements remain the same as those applied to the consolidated financial statements for the year ended October 31, 2021.

C.	Accounting Policies

The significant accounting policies applied in the preparation of the unaudited condensed interim consolidated financial statements for the three months ended January 31, 2022, and 2021 are consistent with those applied and disclosed in Note 3 and 4 of the Company’s Consolidated Financial Statements for the year ended October 31, 2021 and 2020.

As a result of activities during the three-month period ended January 31, 2022, the following policies have been updated:

Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is accounted for as follows:

Raw Materials, work in progress and finished goods that arise from the extraction process under NuLeaf include raw materials and manufacturing overheads. Raw materials are calculated on a weighted average cost basis and includes expenditures incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition. Manufacturing overheads such as labour and other manufacturing expenditures are overheads based on the normal operating capacity.

Finished goods purchased from third parties are measured at the lower of cost and net realizable value. The cost of inventories is calculated on a weighted average cost basis and includes expenditures incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and costs necessary to make the sale. The Company reviews inventory for obsolete, redundant, and slow-moving inventory items and any such items are written down to net realizable value.  Any write-downs of inventory to net realizable value are recorded in consolidated statement of loss and other comprehensive loss of the related year.

8

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

3.	Business Combinations

In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

A.	NuLeaf Naturals, LLC Acquisition

Total consideration	$
Common Shares	35,285
35,285
Purchase price allocation
Cash and cash equivalents	565
Accounts receivable	216
Other receivables	21
Inventory	2,341
Prepaid expenses	305
Property, plant and equipment	4,190
Right of Use Asset	3,144
Intangible assets - software	211
Intangible assets - brand	10,168
Goodwill	24,486
Accounts payable and accrued liabilities	(1,450)
Other liabilities	(105)
Lease liabilities	(2,984)
Deferred tax liability	(3,123)
Non-controlling interest	(2,700)
35,285

On November 29, 2021, the Company closed the acquisition of 80% of the outstanding common shares of NuLeaf Naturals LLC. (“NuLeaf”). Pursuant to the terms of the Arrangement, the consideration was comprised of 4,429,809 common shares of High Tide, having an aggregate value of $35,285.

The acquisition agreement also includes a call and put option that could result in the Company acquiring the remaining 20% of common shares in NuLeaf not acquired upon initial acquisition. The Company analyzed the value in the call option and considers it to be at fair value, and therefore has no value related to the acquisition. As the put option is a contractual obligation, it gives rise to a financial liability calculated with reference to the agreement and is discounted to its present value at each reporting date using the discounted cash flow model. The initial obligation under the put option was recorded as a current liability with the offset recorded as equity on the Condensed Interim Consolidated Statements of Financial Position, at its fair value at acquisition of $8,326 assuming a risk-free rate of 15% and an exercise date of May 29, 2023. For the period ended January 31, 2022, the Company recognized $74 as a loss on revaluation of derivative liability in the statement of net loss and comprehensive loss.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of working capital, right of use assets, lease liabilties, identifiable intangible assets, income taxes, the allocation of goodwill and the non-controlling interest. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the three months ended January 31, 2022, NuLeaf accounted for $4,109 in revenues and $542 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $1,440 in revenues and an increase of $722 in net income for the three months ended January 31, 2022. The Company also incurred $71 in transaction costs for the three months ended January 31, 2022, which have been expensed to finance and other costs during the period.

9

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

B.	Meta Growth Corp. Acquisition (Prior year)

Total consideration	$
Common shares	35,290
Conversion feature of convertible debt	9,008
Warrants	2,739
Options	86
Restricted stock units	154
47,277
Purchase price allocation
Cash and cash equivalents	10,209
Trade and other receivables	2,015
Inventory	3,547
Prepaid expenses	2,479
Marketable securities	635
Notes receivable	262
Property and equipment	6,849
Loan receivable	756
Intangible assets - license	30,900
Right of use asset	12,490
Goodwill	32,247
Non-controlling interest	(1,821)
Accounts payable and accrued liabilities	(6,336)
Deferred tax liability	(1,933)
Lease liability	(12,887)
Convertible debenture	(18,809)
Notes payable	(13,326)
47,277

On November 18, 2020, the Company closed the acquisition of 100% of the outstanding common shares of Meta Growth Corp (“Meta Growth” or “META”). Pursuant to the terms of the Arrangement, holders of common shares of META (“META Shares“) received 0.824 (the “Exchange Ratio“) High Tide Shares for each META Share held. In total, High Tide acquired 237,941,274 META Shares in exchange for 196,063,610 High Tide Shares pre-consolidation (13,070,907 post-consolidation shares), resulting in former META shareholders holding approximately 45.0% of the total number of issued and outstanding High Tide Shares.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of identifiable intangible assets, property plant and equipment, right of use asset, non-controlling interest, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the retail cannabis business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, Meta Growth accounted for $63,016 in revenues and $11,451 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $3,422 in revenues and an increase of $401 in net loss for the year ended October 31, 2021. The Company also incurred $1,359 in transaction costs for the year ended October 31, 2021, which were expensed to finance and other costs during that period.

10

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

C.	Smoke Cartel, Inc. Acquisition (Prior year)

Total consideration	$
Cash	2,512
Common shares	8,396
Contingent consideration	1,319
12,227
Purchase price allocation
Cash and cash equivalents	1,680
Intangible assets - Brand	3,820
Intangible assets - Software	7,217
Goodwill	2,594
Deferred tax liability	(1,093)
Accounts payable and accrued liabilities	(1,991)
12,227

On March 24, 2021, the Company closed the acquisition of 100% of the outstanding common shares of Smoke Cartel Inc. (“Smoke Cartel”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) 9,540,754 common shares of High Tide pre-consolidation (636,050 post-consolidation shares), having an aggregate value of $8,396; (ii) $2,512 in cash; and (iii) a contingent consideration depending on certain revenue targets being achieved by December 31, 2021. Contingent consideration of $1,319 was calculated using Monte Carlo simulation due to the uncertain nature of the potential future revenues of the Company. During the year ended October 31, 2021, the Company finalized the future obligation owed and recorded a loss on the contingent consideration of $1,671 through profits and loss.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of working capital. The goodwill acquired is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, Smoke Cartel accounted for $7,535 in revenues and $52 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $5,846 in revenues and a decrease of $743 in net loss for the year ended October 31, 2021. The Company also incurred $97 in transaction costs for the year ended October 31, 2021, which were expensed to finance and other costs during that period.

11

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

D.	2686068 Ontario Inc. Acquisition (Prior year)

Total consideration	$
Cash	5,980
5,980
Purchase price allocation
Cash and cash equivalents	3
Inventory	120
Property and equipment	274
Intangible assets - license	5,627
Right of use asset	1,148
Goodwill	1,611
Lease liability	(1,148)
Accounts payable and accrued liabilities	(164)
Deferred tax liability	(1,491)
5,980

On April 28, 2021, the Company closed the acquisition of 100% of the outstanding common shares of 2686068 Ontario Inc. (“2686068”). Pursuant to the terms of the Arrangement, the consideration was comprised of $5,980 in cash.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the retail cannabis business. For the year ended October 31, 2021, 2686068 accounted for $1,117 in revenues and $1,407 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $1,107 in revenues and an increase of $123 in net loss for the year ended October 31, 2021.

12

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

E.	Fab Nutrition, LLC. Acquisition (Prior year)

Total consideration	$
Cash	15,193
Common Shares	3,439
18,632
Purchase price allocation
Cash and cash equivalents	642
Accounts receivable	125
Inventory	403
Property and equipment	22
Intangible assets - brand	7,801
Goodwill	13,584
Accounts payable and accrued liabilities	(552)
Deferred tax liability	(2,131)
Non-controlling interest	(1,262)
18,632

On May 10, 2021, the Company closed the acquisition of 80% of the outstanding common shares of Fab Nutrition, LLC. (“FABCBD”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) $15,193 in cash; and (ii) 6,151,915 pre-consolidation common shares of High Tide (410,128 post-consolidation), having an aggregate value of $3,439.

In connection with the acquisition agreement, 9,679,778 pre-consolidation common shares of the Company (645,319 post-consolidation) were placed in escrow for a period of 24 months. Every 6 months 25% of escrow shares are released to the minority shareholder of FABCBD. Over the 24 month period, as the shares are earned by passage of time, the Company recognizes share-based compensation expense through profit and loss.

The acquisition agreement also includes a call and put option that could result in the Company acquiring the remaining 20% of common shares in FABCBD not acquired upon initial acquisition. The Company analyzed the value in the call option and considers it to be at fair value, and therefore has no value related to the acquisition. As the put option is a contractual obligation, it gives rise to a financial liability calculated with reference to the agreement and is discounted to its present value at each reporting date using the discounted cash flow model. The initial obligation under the put option was recorded as a current liability with the offset recorded as equity on the Consolidated Statements of Financial Position, at its fair value at acquisition of $3,722. For the three months ended January 31, 2022, the Company recognized $225 as a gain on revaluation of derivative liability in the statement of net loss and comprehensive loss.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of working capital. The goodwill acquired is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, FABCBD accounted for $4,746 in revenues and $640 in net income. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $7,790 in revenues and a decrease of $306 in net loss for the year ended October 31, 2021. The Company also incurred $872 in transaction costs for the year ended October 31, 2021, which were expensed to finance and other costs during that period.

13

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

F.	DHC Supply LLC. Acquisition (Prior year)

Total consideration	$
Cash	4,045
Common Shares	7,767
11,812
Purchase price allocation
Cash and cash equivalents	1,054
Trade and other receivables	66
Inventory	1,270
Prepaid expenses	18
Property and equipment	10
Intangible assets - brand	2,671
Goodwill	8,201
Right of use asset	592
Lease liability	(592)
Accounts payable and accrued liabilities	(1,478)
11,812

On July 6, 2021, the Company closed the acquisition of 100% of the outstanding common shares of DHC Supply LLC. (“DHC”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) 839,820 post-consolidation commons shares of High Tide (12,597,300 pre-consolidation), having an aggregate value of $7,767; (ii) $4,045 in cash.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets and the allocation of goodwill. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, DHC accounted for $3,399 in revenues and $14 in net income. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $7,513 in revenues and an increase of $301 in net loss for the year ended October 31, 2021.

14

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

G.	102105699 Saskatchewan Ltd. Acquisition (Prior year)

Total consideration	$
Cash	698
Common Shares	2,018
2,716
Purchase price allocation
Cash and cash equivalents	7
Trade and other receivables	7
Inventory	46
Prepaid expenses	55
Property and equipment	136
Intangible assets - license	879
Goodwill	1,966
Right of use asset	691
Lease liability	(691)
Accounts payable and accrued liabilities	(143)
Deferred tax liability	(237)
2,716

On August 6, 2021 the Company closed the acquisition of 100% of the issued and outstanding common shares of 10210569 Saskatchewan Ltd. (“OneLeaf”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) 254,518 post-consolidation common shares of High Tide, having an aggregate value of $2,018; and (ii) $698 in cash.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, OneLeaf accounted for $90 in revenues and $83 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $254 in revenues and an increase of $72 in net loss for the year ended October 31, 2021.

15

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

H.	DS Distribution Acquisition (Prior year)

Total consideration	$
Cash	5,013
5,013
Purchase price allocation
Cash and cash equivalents	115
Inventory	160
Prepaid expenses	158
Property and equipment	69
Intangible assets - brand	1,375
Goodwill	4,384
Right of use asset	299
Lease liability	(299)
Accounts payable and accrued liabilities	(863)
Deferred tax liability	(385)
5,013

On August 12, 2021 the Company closed the acquisition of 100% of all the issued and outstanding common shares of DS Distribution Inc. (“DankStop”). Pursuant to the terms of the Arrangement, the consideration was comprised of 612,087 post-consolidation shares of High Tide, having an aggregate value of $5,013.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price is provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, DankStop accounted for $380 in revenues and $117 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $6,473 in revenues and an decrease of $311 in net loss for the year ended October 31, 2021.

16

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

I.	Blessed CBD Acquisition (Prior year)

Total consideration	$
Cash	7,165
Common Shares	4,432
Working capital adjustment	1,086
12,683
Purchase price allocation
Cash and cash equivalents	2,155
Trade and other receivables	472
Inventory	293
Property and equipment	19
Intangible asset - brand	3,884
Goodwill	9,225
Accounts payable and accrued liabilities	(1,530)
Deferred tax liability	(971)
Non-controlling interest	(864)
12,683

On October 19, 2021, the Company closed the acquisition of 80% of the issued and outstanding common shares of Enigmaa Ltd. (“Blessed CBD”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) 607,064 post-consolidation shares of High Tide, having an aggregate value of $4,432; (ii) $7,165 in cash, and (iii) and working capital adjustment of $1,086.

In connection with the acquisition agreement, 529,487 post-consolidation common shares of the Company were placed in escrow for a period of 24 months. Every 12 months 50% of escrow shares are released to the minority shareholder of Blessed CBD. This share issuance was initially recorded through equity. Over the 24 month period, as the shares are earned by passage of time, the Company recognizes share-based compensation expense through profit and loss.

The acquisition agreement also includes a call and put option that could result in the Company acquiring the remaining 20% of common shares in Blessed CBD not acquired upon initial acquisition. The Company analyzed the value in the call option and considers it to be at fair value, and therefore has no value related to the acquisition. As the put option is a contractual obligation, it gives rise to a financial liability calculated with reference to the agreement and is discounted to its present value at each reporting date using the discounted cash flow model. The initial obligation under the put option was recorded as a current liability with the offset recorded as equity on the Consolidated Statements of Financial Position, at its fair value at acquisition of $4,323 assuming a risk-free rate of 7.5% and an exercise date of October 19, 2022. For the three months ended January 31, 2022, the Company recognized $108 as a loss on revaluation of derivative liability in the statement of net loss and comprehensive loss.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price is provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, income taxes, the allocation of goodwill and the non-controlling interest. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, Blessed CBD accounted for $296 in revenues and $130 in net income. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $10,083 in revenues and a decrease of $2,382 in net loss for the year ended October 31, 2021. The Company also incurred $360 in transaction costs for the year ended October 31, 2021, which were expensed to finance and other costs during that period.

17

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

4.	Revenue from Contracts with Customers

For the three months ended January 31	2022	2021	2022	2021	2022	2021	2022	2021
	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
	$	$	$	$	$	$	$	$
Primary geographical markets (i)
Canada	51,678	33,282	725	908	39	11	52,442	34,201
USA	16,956	3,266	488	643	-	-	17,444	3,909
International	2,332	209	-	-	-	-	2,332	209
Total revenue	70,966	36,757	1,213	1,551	39	11	72,218	38,319

Major products and services
Cannabis	54,199	30,377	-	-	-	-	54,199	30,377
Consumption accessories	11,574	4,382	1,205	1,527	-	-	12,779	5,909
Data analytics services	4,676	1,488	-	-	-	-	4,676	1,488
Other revenue	517	510	8	24	39	11	564	545
Total revenue	70,966	36,757	1,213	1,551	39	11	72,218	38,319

Timing of revenue recognition
Transferred at a point in time	70,966	36,757	1,213	1,551	39	11	72,218	38,319
Total revenue	70,966	36,757	1,213	1,551	39	11	72,218	38,319

(i)	Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

18

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

5.	Property and Equipment

	Office equipment	Production	Leasehold
	and computers	equipment	improvements (iv)	Vehicles	Buildings	Total
Cost	$	$	$	$	$	$
Balance, October 31, 2020	778	-	12,980	167	2,800	16,725
Additions	626	-	9,923	14	-	10,563
Additions from business combinations	1,857	-	5,516	5	-	7,378
Disposal (i) (ii)	(146)	-	(1,061)	(170)	-	(1,377)
Impairment loss (iii)	(4)	-	(129)	-	-	(133)
Foreign currency translation	(11)	-	(5)	-	-	(16)
Balance, October 31, 2021	3,100	-	27,224	16	2,800	33,140
Additions	127	5	2,206	-	-	2,338
Additions from business combinations	54	2,812	1,324	-	-	4,190
Foreign currency translation	-	-	2	-	-	2
Balance, January 31, 2022	3,281	2,817	30,756	16	2,800	39,670

Accumulated depreciation
Balance, October 31, 2020	252	-	3,218	158	12	3,640
Depreciation	1,044	-	4,192	9	44	5,289
Disposal (i) (ii)	(89)	-	(291)	(158)	-	(538)
Foreign currency translation	(2)	-	(5)	-	-	(7)
Balance, October 31, 2021	1,205	-	7,114	9	56	8,384
Depreciation	240	83	1,546	2	54	1,925
Foreign currency translation	(1)	-	-	-	-	(1)
Balance, January 31, 2022	1,444	83	8,660	11	110	10,308

Balance, October 31, 2021	1,895	-	20,110	7	2,744	24,756
Balance, January 31, 2022	1,837	2,734	22,096	5	2,690	29,362

(i)

During the year ended October 31, 2021, the Company sold it’s 49% interest in two of the joint ventures under META that operated as retail cannabis stores in Manitoba. The Company recognized $647 as a gain on the sale at October 31, 2021.

(ii)

On July 15, 2021, the Company completed the sale of three of its KushBar retail cannabis stores to Halo Collective Inc. (“Halo” formerly Halo Labs Inc.) for total gross proceeds of $5,700. In the prior year, the Company was paid a deposit of $3,500 by way of issuance of 13,461,538 common shares of Halo at a deemed price of $0.26 per common share.  During the fiscal year 2020, the Company had sold those shares and received a net amount of $1,700. On the date of close, July 15, 2021, the Company received a convertible promissory note (Note 8) issued by Halo Collective Inc. in the principal amount of $1,800 with a conversion rate of $0.16 per Halo common share. The promissory note was recorded at a fair value through profit and loss of $1,522 based on risk adjusted discount rate of 15%. For the year ended October 31, 2021, the Company recognized $2,654 as a gain on the sale of assets.

(iii) During the year-ended October 31, 2021, the Company identified two locations from the Meta acquisition that would not be operated due to market pressures and increased competition, which resulted in impairment of $133.

(iv) During the three months ended January 31, 2022, there were additions of $659 (January 31, 2021 $1,194) in assets under construction, largely related to cannabis retail locations not yet in operation.

19

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

6.	Intangible Assets and Goodwill

	Software	Licenses	Brand Name	Goodwill	Total
Cost	$	$	$	$	$
Balance, October 31, 2020	2,282	9,976	1,502	6,061	19,821
Additions	150	-	-	-	150
Additions from business combinations (Note 3)	7,217	37,406	19,552	73,812	137,987
Disposals (i)	-	(1,230)	-	-	(1,230)
Impairment loss (ii)	-	(1,390)	-	-	(1,390)
Foreign currency translation	(186)	-	21	73	(92)
Balance, October 31, 2021	9,463	44,762	21,075	79,946	155,246
Additions	147	-	-	-	147
Additions from business combinations	211	-	10,168	24,486	34,865
Impairment loss	(89)	-	-	-	(89)
Foreign currency translation	182	-	444	827	1,453
Balance, January 31, 2022	9,914	44,762	31,687	105,259	191,622

Accumulated depreciation
Balance, October 31, 2020	606	1,188	-	-	1,794
Amortization	1,215	10,161	-	-	11,376
Disposals	-	(160)	-	-	(160)
Foreign currency translation	(44)	-	-	-	(44)
Balance, October 31, 2021	1,777	11,189	-	-	12,966
Amortization	504	2,661	-	-	3,165
Foreign currency translation	18	-	-	-	18
Balance, January 31, 2022	2,299	13,850	-	-	16,149

Balance, October 31, 2021	7,686	33,573	21,075	79,946	142,280
Balance, January 31, 2022	7,615	30,912	31,687	105,259	175,473

(i)

During the year ended October 31, 2021, the Company sold it’s 49% interest in one of the joint ventures under META that operates as a retail cannabis store in Manitoba, resulting in a loss of control. As a result of the loss in control, the Company has deconsolidated all net assets related to the joint venture and derecognized related non-controlling interest of $892 for the period ending October 31, 2021 and recognized $343 as a gain on the sale.

(ii)    During the year ended October 31, 2021, the Company performed indicator assessments over CGUs with property and equipment, right of use assets, and finite intangible assets. The Company identified one CGU, 2686068 Ontario Inc., as potentially impaired and performed an impairment test at October 31, 2021. As a result of the impairment test performed, the recoverable amount was determined to be lower than the carrying value, resulting in an impairment of $1,390 at October 31, 2021 (2020 - $nil).

7.	Prepaid expenses and deposits

	January 31, 2022	October 31, 2021
	$	$
Deposits on cannabis retail outlets	1,326	996
Prepaid insurance and other	4,290	3,352
Prepayment on inventory	4,816	4,252
Total	10,432	8,600
Less current portion	(8,353)	(6,919)
Long-term	2,079	1,681

20

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

8.	Note receivable

As at	January 31, 2022	October 31, 2021
	$	$
Term loan (i)	214	233
Loans receivable (ii)	1,339	1,242
Halo - Note receivable (iii)	1,584	1,522
Total	3,137	2,997
Less current portion	(280)	(277)
Long-term	2,857	2,720

(i)

Term loans is due from franchisee and relates to acquisitions of the sub-lease location from the Company and initial inventory. The term loan is secured by a promissory note, which bears interest of 6.95% per annum and requires blended payments of principal and interest between $6 and $8 monthly. The Company maintains the head lease of a franchisee location.

(ii)

Included in loans receivable, as part of the acquisition of META, the Company acquired a loan receivable of $1,064 that was advanced to one of the winners of the Ontario cannabis lottery for new cannabis retail locations in Guelph, Scarborough and Toronto to fund the build out and start-up operations of the retail locations. Pursuant to the terms of the agreement, the loan has an interest rate of 3% per annum. The principal balance is due and payable on the fifth anniversary date of the loan.

(iii)

As part of total consideration received for the sale of the KushBar assets, a note receivable was issued to the Company in the amount of $1,800. The note has a two year term and bears an interest rate of 6% per annum with a maturity date of July 23, 2023. The Company has the option to convert this note into common shares of Halo for $0.16 per share. The note fails the solely payment of principal and interest test (“SPPI”) due to the conversion feature of the promissory note, therefore this note will be subsequently recognized at fair value through profit or loss. The note was recorded at its fair value of $1,522, at October 31, 2021, using a discount rate of 15% over 2 years. At January 31, 2022, the loan was revalued to $1,584, though profit and loss.

9.	Trade and other receivables

As at	January 31, 2022	October 31, 2021
	$	$
Trade accounts receivable	8,012	6,494
Sales tax receivable	579	681
Total	8,591	7,175

21

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

10. Derivative Liability

As at	January 31, 2022	October 31, 2021
	$	$
Windsor derivative liability (i)	-	1,693
FABCBD Put Option derivative liability (ii)	2,413	2,638
Blessed Put Option derivative liability (iii)	4,421	4,313
Smoke Cartel consideration liability (iv)	2,334	3,028
NuLeaf Put Option derivative liability (v)	8,400	-
Total	17,568	11,672
Less current portion	(9,168)	(9,980)
Long-term	8,400	1,692

(i)

On January 6, 2020, the Company entered into a loan agreement with Windsor Private Capital (“Windsor”), a Toronto-based merchant bank, for a senior secured, non-revolving term credit facility (“the Facility”) in the amount of up to $10,000. In connection with the loan agreement, the Company also issued common share purchase warrants, that hold a cashless exercise feature, such that each subscriber received one warrant for each $0.17 original principal amount of its debenture, resulting in 58,823,529 warrants being issued as part of the offering. Each warrant entitles the holder to acquire fifteen shares at an exercise price of $3.83 per share for two years from the date of issuance. As share purchase warrants are exercised by Windsor, the Company revalues the remaining fair value of the derivative liability associated, through the Black-Scholes model. During the three month period ended January 31, 2022, Windsor exercised all of the remaining outstanding warrants, and the Company recorded a loss on the exercise of warrants of $220.

(ii)

On May 9, 2021, the Company acquired 80% of the outstanding shares of FABCBD. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of FABCBD not acquired upon initial acquisition. The initial obligation under the put option was valued at $3,722. At January 31, 2022, the Company revalued the fair value of the put option and recognized an unrealized gain of $225 in the statements of net loss and comprehensive loss.

(iii)

On October 19, 2021, the Company acquired 80% of the outstanding shares of Blessed CBD. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of Blessed CBD not acquired upon initial acquisition. The initial obligation under the put option was valued at $4,323. At January 31, 2022, the Company revalued the fair value of the put option and recognized an unrealized loss of $108 in the statements of net loss and comprehensive loss.

(iv)

On March 24, 2021, the Company acquired all of the outstanding common shares of Smoke Cartel where the consideration was comprised of cash, common shares, and a contingent consideration that was dependent on certain revenue targets being achieved by December 31, 2021, with the total amount payable being finalized in the fourth quarter of 2021. On January 31, 2022, the Company revalued the derivative liability based on the Company’s current stock price and recorded a gain of $693 in the statements of net loss and comprehensive loss.

(v)

On November 29, 2021, the Company acquired 80% of the outstanding shares of NuLeaf. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of NuLeaf not acquired upon initial acquisition. The initial obligation under the put option was valued at $8,326. At January 31, 2022, the Company revalued the fair value of the put option and recognized an unrealized loss of $74 in the statements of net loss and comprehensive loss.

22

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11.	Notes Payable

As at	January 31, 2022	October 31, 2021
	$	$
Term loans	1,600	1,600
OCN – notes payable (i)	11,738	11,650
ATB Loan (ii)	4,000	4,000
Dreamweavers – notes payable	88	78
Long term contract liability	39	39
Government loan (iii)(iv)	137	126
Total	17,602	17,493
Less current portion	(5,600)	(5,600)
Long-term	12,002	11,893

(i)

On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included notes payable to Opaskwayak Cree Nation (“OCN”). Notes payable were valued at $12,783 at the date of acquisition by discounting it over two years at market interest rate of 15%. On January 6, 2021, the Company entered into another amended loan agreement with OCN to remove the annual administration fee and extend the maturity date of the loan until December 31, 2024. The carrying value of the loan balance as at January 31, 2022 amounts to $11,738.

(ii)

On October 18, 2021 the Company entered into a revolving credit facility with ATB Financial (“Lender”) in an amount of up to $25,000, comprised of an initial $10,000 limit and $15,000 accordion. The revolving credit facility bears interest at a variable rate, which is dependent on the Company’s adjusted debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio.

Adjusted debt includes all outstanding debt other than postponed debt if it postponed on terms and in a manner acceptable to the Lender, notes payable to Dreamweavers (include annual principal payment), debt restructured on July 24, 2020 (include annual principal payment), debt of an excluded foreign subsidiary, and debt of subsidiaries with minority interest.

EBITDA is calculated on a twelve-month trailing basis and the following adjustments:

a)	Amounts deducted in the calculation of Net Income in respect of any non-capitalized transaction costs and expenses associated with the closing of the revolving credit facility and other contemplated transactions approved by the Lender.
b)	Amounts deducted in the calculation of Net Income in respect of extraordinary and non-recurring cash losses to the extent acceptable to the Lender.
c)	Amounts deducted in the calculation of Net Income in respect of all non-cash losses and expenses, including, foreign exchange translation losses, fair value changes relating to inventory, debt restructuring, revaluation of derivative liability, settlement of convertible debenture, extinguishment of debenture, impairment loss, share-based compensation, write-downs due to revaluation of marketable securities, extinguishment of financial liability, related party balances written-off, disposal of property and equipment and discount on accounts receivable.
d)	Amounts deducted in the calculation of Net Income in respect of any other unusual or non-recurring cash charges, expenses, or losses with the prior written consent of the Lender.
e)	Amounts deducted in the calculation of Net Income in respect of losses attributable to minority interests in any Person.
f)	Distributions received in cash in respect of any minority interest in any Person.
g)	All non-recurring extraordinary gains acceptable to the Lender.
h)	All non-cash gains and income, including, foreign exchange translation gains or write-ups.
i)	Earnings attributable to minority interests in any Person.

Based on the Company’s adjusted debt to EBITDA ratio at January 31, 2022, the interest on the credit agreement is prime rate plus 325 basis points.  The credit agreement will mature on October 18, 2024.  At January 31, 2022, $4,000 had been drawn on the credit facility which is included in the current portion of Notes Payable.

As at October 31, 2021, the Company did not meet the covenants in the original agreement relating to the adjusted debt to EBITDA ratio, the interest coverage ratio and the restriction on the ability to make investments, without obtaining a letter of consent. On January 25, 2022, the Lender waived the covenants that the Company is required to maintain under this facility from October 31, 2021 to October 31, 2022.  The waived covenants include adjusted debt to EBITDA ratio, interest coverage ratio (ratio of EBITDA to interest expense), and investments other than permitted investments by the Lender.  Under the terms of the waiver, the Company agreed to pay back the outstanding balance of $4,000, of which $1,000 is to be paid by April 1, 2022 and the remaining $3,000 is to

23

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11.	Notes Payable (continued)

be paid back by May 1, 2022.  Subsequent to January 31, 2022, the remaining $3,000 payment date was amended to May 31, 2022. The Company also agreed to maintain a minimum cash balance of $7,500 as at October 31, 2021, $10,000 for the months ended November 30, 2021 and December 21, 2021, $7,000 for the months ending January 31, 2022 up to and including the month ending December 31, 2022, and $10,000 for the month ending January 31, 2023 and all months thereafter. The Company is not permitted to make any borrowings under the credit facility until the Company amends the condition of waiver with the approval of the Lender.

(iii)

During the second quarter of 2021, the Company obtained a government loan under the Canada Emergency Response Benefit, part of Canada’s COVID-19 economic response plan. The loan bears no interest and has a maturity date of December 31, 2025.

(iv)

On August 12, 2021, the Company acquired all of the issued and outstanding shares of DankStop which included a loan from the U.S. Small Business Administration under the Secured Disaster Loans for Covid-19 relief. The loan bears an interest rate of 3.75% per annum and has a maturity date of May 21, 2050.

During the three months ended, January 31, 2022, the Company incurred accretion of $105 (2021 - $111) and paid interest in the amount of $386 (2021 - $297) in relation to the outstanding notes payable.

12.	Convertible Debentures

As at	January 31, 2022	October 31, 2021
	$	$
Convertible debentures, beginning of year	8,163	25,822
Debt assumed	-	18,951
Revaluation on amendment of debenture	-	683
Cash advances from debt	-	980
Conversion of debenture into equity	-	(35,172)
Transfer of conversion component to equity	-	(946)
Repayment of debt(i)	(890)	(4,906)
Accretion on convertible debentures(ii)	404	2,751
Total	7,677	8,163
Less current portion	(946)	(946)
Long-term	6,731	7,217

(i)	During the three months ended, January 31, 2022, the Company made payments on the principal balances of $890 on unsecured convertible debentures.
(ii)	For the three months ended January 31, 2022 the Company recorded accretion of $404 related to convertible debentures.

24

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

13.	Finance and other costs

Finance and other costs are comprised of the following:

	2022	2021
	$	$
Accretion convertible debt	404	804
Interest on convertible debt	—	1,021
Accretion on notes payable	105	111
Interest on notes payable	386	297
Accretion of lease liability	656	469
Transaction cost	909	1,581
Total	2,460	4,283

14.	Share Capital
(a)	Issued:

Common shares:
	Number of shares	Amount
	#	$
Balance, October 31, 2020	240,090,196	32,552
Acquisition - Meta Growth (Note 3)	196,063,610	35,290
Acquisition - Smoke Cartel, Inc. (Note 3)	9,540,754	8,396
Acquisition - FAB Nutrition (Note 3)	6,151,915	3,439
Escrow share based compensation (Note 3)	9,002,194	5,804
Issued to pay fees via shares	1,480,099	467
Issued to pay interest via shares	8,077,940	1,458
Shares issued through equity financing	47,916,665	18,293
Exercise convertible debt	146,960,503	40,532
Share issuance costs	-	(3,205)
Exercise options	2,498,160	817
Exercise warrants	22,208,027	10,677
Vested restricted share units	844,655	154
Balance, May 13, 2021 - pre-consolidation	690,834,718	154,674
Balance, May 13, 2021 - post-consolidation	46,055,653	154,674
Acquisition - Daily High Club (Note 3)	839,820	7,767
Acquisition - 102 Saskatchewan (Note 3)	254,518	2,018
Acquisiton - DankStop (Note 3)	612,087	5,013
Acqusition - Blessed CBD (Note 3)	607,064	4,432
Escrow share based compensation (Note 3)	529,487	3,866
Shares issued through equity financing	2,415,000	20,273
Exercise convertible debt	1,596,434	4,954
Share issuance costs	-	(2,390)
Exercise options	158,824	717
Exercise warrants	1,291,141	7,580
Balance, October 31, 2021	54,360,028	208,904
Acquisition - NuLeaf (Note 3)	4,429,809	35,285
Issuance of shares through ATM	130,197	811
Share issuance costs	-	(13)
Exercise options	43,834	282
Exercise warrants	530,423	4,052
Vested restricted share units	17,500	118
Balance, January 31, 2022	59,511,791	249,439

25

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

15.	Share – Based Compensation
(a)	Stock Option Plan:

The Company’s stock option plan limits the number of common shares reserved under the plan from exceeding a “rolling maximum” of ten (10%) percent of the Company’s issued and outstanding common shares from time to time. The stock options vest at the discretion of the Board of Directors, upon grant to directors, officers, employees and consultants of the Company and its subsidiaries. All options that are outstanding will expire upon maturity, or earlier, if the optionee ceases to be a director, officer, employee or consultant or there is a merger, amalgamation or change in control of the Company. The maximum exercise period of an option shall not exceed 10 years from the grant date. Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

	January 31, 2022		October 31, 2021
	Number of	Weighted Average	Number of	Weighted Average
	options	Exercise Price ($)	options	Exercise Price ($)
Balance, beginning of year	1,906,129	7.50	620,666	7.50
Granted	121,390	7.07	2,058,885	6.12
Forfeited	(89,003)	6.74	(448,051)	9.51
Exercised	(43,834)	6.42	(325,371)	3.73
Balance, end of period	1,894,682	6.25	1,906,129	7.50
Exercisable, end of period	820,066	5.86	596,666	7.55

For the three month period ended January 31, 2022, the Company recorded share-based compensation related to options of $628 (2021 - $553).

(b)	Restricted Share Units (“RSUs”) plan

For the three months ended January 31, 2022, the Company recorded share-based compensation related to RSUs of $171 (2021 – nil). The number of outstanding RSUs outstanding at January 31, 2022 amounts to 167,413.

(c)	Escrow Shares

For the three months ended January 31, 2022, the Company recorded share-based compensation related to Escrow Shares of $1,103 (2021 – nil).

26

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

16.	Warrants

					Weighted
	Number of	Warrants	Derivative	Weighted	average
	warrants	amount	liability	average	number of	Expiry dates
			amount	exercise price	years to
					expiry
	#	$	$	$
Opening balance, November 1, 2020	131,064,114	5,796	266	0.4159	2.07
Issued warrants for acquisition - Meta	741,600	3	-	1.3110	-
Issued warrants for acquisition - Meta	40,076,411	2,616	-	0.3520	0.49	February 6, 2023
Issued warrants for acquisition - Meta	4,120,000	120	-	1.1040	0.06	April 11, 2023
Revaluation of derivative liability	—	—	11,697	—	-	December 31, 2022
Warrants issued - equity financing	27,878,919	6,210	-	0.5800	0.55	February 22, 2024
Warrants issued - equity financing	21,207,720	3,546	-	12.2500	0.03	May 26, 2024
Warrants cancelled or expired	(59,578,382)	(5,457)	-	—	—
Warrants exercised	(54,268,198)	(2,110)	(10,270)	—	—
Balance October 31, 2021	111,242,184	10,724	1,693	2.5995	2.01
Revaluation of derivative liability	-	-	220	—	—
Warrants cancelled or expired	(17,248,015)	(273)	-	—	—
Warrants exercised	(7,956,345)	(6)	(1,913)	—	—
Balance January 31, 2022	86,037,824	10,445	—	—	—

As at January 31, 2022, 86,037,824 warrants were exercisable, on a basis of 15 warrants for 1 common share, with the exception of warrants issued through the acquisition of META, which were exercisable on a basis of 18.2 warrants for 1 common share.

17.	Loss Per Share

(a)	Current Period Earnings Per Share

	2022	2021
	$	$
Net loss for the period	(7,352)	(16,845)
Non-controlling interest	(478)	(24)
Net loss for the period attributable to owners of the Company	(7,830)	(16,869)
	#	#
Weighted average number of common shares - basic and diluted	57,390,661	27,090,872
Basic and Diluted loss per share	(0.14)	(0.62)

18.	Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, and market risk due to holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by senior management in conjunction with the Board of Directors.

Fair value

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities

27

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

18. Financial Instruments and Risk Management (continued)

-	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The Company assessed that the fair values of cash, accounts receivable, loans receivable, accounts payable and accrued liabilities, and other current liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.

The following methods and assumptions were used to estimate the fair value:

-	Marketable securities are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
-	Derivative warrant liabilities are designated as FVTPL and are measured using level 2 inputs. The fair value of the derivative warrant liabilities are measured each reporting period with changes in the fair value recognized in the consolidated statement of loss and comprehensive loss. Assumptions used to calculate the fair value include stock price, volatility, and risk-free interest rate.
-	Long-term fixed-rate notes receivables and loans payable are initially recorded at fair value and are evaluated by the Company based on level 2 inputs such as discounted future interest and principal payments using current market interest rates of instruments using similar terms. These instruments are subsequently measured through amortized cost, through accretion and interest income recognized through the statement of loss and comprehensive loss.
-	The obligation related to the Smoke Cartel business combination is determined using level 1 inputs, as the price of the Company’s stock is quoted on public exchanges.
-	The Convertible debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The convertible debentures are initially measured at amortized cost and at each reporting period accretion incurred in the period is recorded to transaction costs in the consolidated statement of loss and comprehensive loss.
-	The Halo convertible promissory note receivable is a non-derivative financial asset with fixed or determinable payments that are not quoted in an active market and is recorded at fair value based on level 2 inputs. The fair value of these assets were estimated on discounted future interest and principal payments using current market interest rates of instruments using similar terms. The promissory note failed the SPPI test due to the conversion feature of the note, therefore this note will be subsequently recognized at fair value through profit or loss on the consolidated statement of loss and comprehensive loss.
-	The liabilities associated with the put options included in the acquisitions of FABCBD, Blessed and NuLeaf have been recorded at fair value based on level 3 inputs. The valuation model considers the present value of the future obligation using a multiple of forecasted trailing twelve month EBITDA for FABCBD and NuLeaf, and forecasted twelve month revenue for Blessed CBD, and a risk-adjusted discount rate for FABCBD, Blessed and NuLeaf. Significant unobservable inputs include expected cash flows and the risk adjusted interest rate. The estimated fair value would increase (decrease) if the expected cash flows were higher (lower) or the risk adjusted interest rate were lower (higher).

28

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

18.	Financial Instruments and Risk Management (continued)

Derivative Liability measured through FVTPL
$
Balance at November 1, 2020	—
Contingent consideration from acquisition of Smoke Cartel	1,319
Put obligation liability from acquisition of FABCBD	3,722
Put obligation liability from acquisition of Blessed CBD	4,323
Loss included in 'Loss on revaluation of derivative liability'	577
Balance at October 31, 2021	9,941
Put obligation liability from acquisition of NuLeaf	8,326
Gain included in 'Gain on revaluation of derivative liability'	(699)
Balance at January 31, 2022	17,568

Sensitivity Analysis
$
Expected cash flows (10% movement)	1,539

Marketable securities

In connection with the Company’s acquisition of META on November 18, 2020, the Company acquired 2,996,612 shares of Epsilon Healthcare Limited (“Epsilon” formerly ‘THC Global Group Limited’). The fair value of the Epsilon shares amounting to $169 has been recognized as a marketable security, based on the trading price of Epsilon’s shares. In addition, to this the Company has also acquired 400,000 shares of Pathway Health Corp. (“Pathway”) which were granted as part of consideration for an asset sale agreement with Meta prior to acquisition amounting to $200, which were updated to fair value of $64 at January 31, 2022, as well as recorded $200 in GICs as a marketable security.

Credit risk

Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable, marketable securities and loans receivable. The credit risk relating to cash and cash equivalents and restricted marketable securities balances is limited because the counterparties are large commercial banks. The amounts reported for accounts receivable in the statement of consolidated financial position is net of expected credit loss and the net carrying value represents the Company’s maximum exposure to credit risk. Accounts receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at	January 31, 2022	October 31, 2021
	$	$
Current (for less than 30 days)	6,518	3,794
31 – 60 days	618	533
61 – 90 days	415	333
Greater than 90 days	593	1,978
Less allowance	(132)	(144)
	8,012	6,494

29

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

18.	Financial Instruments and Risk Management (continued)

For the three months ended January 31, 2022, $0 in trade receivables were written off against the loss allowance due to bad debts (January 31, 2021 – $190). Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.

The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions. For the period ended January 31, 2022, management reviewed the estimates and have not created any additional loss allowances on trade receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, equity and debt financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. Maturities of the Company’s financial liabilities are as follows:

	Contractual cash flows	Less than one year	1-3 years	3-5 years	Greater than 5 years
	$	$	$	$	$
October 31, 2021
Accounts payable and accrued liabilities	18,532	18,532	-	-	-
Notes payable	17,493	5,600	78	11,755	60
Derivative liability	11,673	9,980	1,693	-	-
Convertible debentures	8,163	946	-	7,217	-
Undiscounted lease obligations	35,201	8,454	12,773	6,382	7,592
Total	91,062	43,512	14,544	25,354	7,652
January 31, 2022
Accounts payable and accrued liabilities	22,161	22,161	-	-	-
Notes payable	17,602	5,600	88	11,850	64
Derivative liability	17,568	9,168	8,400	-	-
Convertible debentures	7,677	946	-	6,731	-
Undiscounted lease obligations	35,201	8,454	12,773	6,382	7,592
Total	100,209	46,329	21,261	24,963	7,656

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate related primarily to the Company’s current credit facility with variable interest rates.

At January 31, 2022, approximately 84% of the Company’s borrowings are at a fixed rate of interest (2021: 84%).

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

30

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

18.	Financial Instruments and Risk Management (continued)

The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at January 31, 2022 was as follows:

(Canadian dollar equivalent amounts of US dollar and Euro balances)	January 31, 2022	January 31, 2022	January 31, 2022	January 31, 2022	October 31,
	(GBP)	(Euro)	(USD)	Total	2021
	$	$	$	$	$
Cash	1,258	307	3,785	5,350	4,032
Accounts receivable	360	(81)	1,003	1,282	889
Accounts payable and accrued liabilities	(314)	(1,393)	(3,881)	(5,588)	(4,406)
Net monetary assets	1,304	(1,167)	907	1,044	515

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between the United States dollar and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $36 (October 31, 2021 - $21). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the Euro and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $41 (October 31, 2021 - $29), and a fluctuation of +/- 5.0 percent in the exchange rate between the GBP and Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $38 (October 31, 2021 - $37). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.

19.	Segmented Information

Segments are identified by management based on the allocation of resources, which is done on a basis of selling channel rather than by legal entity. As such, the Company has established two main segments, being retail and wholesale, with a Corporate segment which includes oversight and start up operations of new entities until such time as revenue generation commences. The reportable segments are managed separately because of the unique characteristics and requirements of each business.

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the three months ended January 31,	2022	2021	2022	2021	2022	2021	2022	2021
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	70,966	36,757	1,213	1,551	39	11	72,218	38,319
Gross profit	22,768	14,195	179	562	35	11	22,982	14,768
(Loss) income from operations	(567)	1,238	(318)	(222)	(5,262)	(3,061)	(6,147)	(2,045)

Total assets	270,989	94,642	9,910	5,932	9,669	66,000	290,568	166,574
Total liabilities	68,337	38,470	2,190	2,111	37,729	72,194	108,256	112,775

	Canada	Canada	USA	USA	International	International	Total	Total
For the three months ended January 31,	2022	2021	2022	2021	2022	2021	2022	2021
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	52,442	34,202	15,090	643	4,686	3,474	72,218	38,319
Gross profit	11,952	12,984	8,391	219	2,639	1,565	22,982	14,768
(Loss) income from operations	(8,735)	(2,489)	1,138	(114)	1,450	558	(6,147)	(2,045)

Total assets	160,734	155,673	106,294	2,554	23,540	8,347	290,568	166,574
Total liabilities	88,234	98,739	16,003	765	4,019	13,271	108,256	112,775

31

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

20.	Related Party Transactions

As at January 31, 2022, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Operational transactions

An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company.

An office and warehouse unit located in Savannah, Georgia has been leased out by 2G Realty, LLC, a company that is related through the Chief Technology Officer of the company. The office and warehouse space were leased to accommodate the Company’s operational needs for Smoke Cartel. The lease was established at prevailing market rates and has annual lease payments totaling $52 per annum. The primary lease term is 1 year with one additional 1-year term extension exercisable at the option of the Company.

21.	Right of Use Assets and Lease Obligations

The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right of use assets
$
Balance at November 1, 2021	27,985
Net additions	4,917
Depreciation expense for the period	(2,021)
Balance at January 31, 2022	30,881

Lease Liabilities
$
Balance at November 1, 2021	29,773
Net additions	4,695
Cash outflows in the period	(2,238)
Accretion (Interest) expense for the period ended	656
Balance at January 31, 2022	32,886
Current	(6,962)
Non-current	25,924

As at January 31, 2022, $469 (October 31, 2021 - $506) is due to the Company in respect of sublease arrangements for franchise cannabis retail locations. For the period ended January 31, 2022, $99 was received in respect of sublease arrangements, which was recognized as other revenue. During the period ended January 31, 2022, the Company also paid $659 in variable operating costs associated to the leases which are expensed under general and administrative expenses.

32

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

22.	Contingent liability

In the normal course of business, the Company and its subsidiaries may become defendants in certain employment claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company’s business, financial condition or results of the operations.

23.	Non-controlling interest

The following table presents the summarized financial information for the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations.

	2022	2021
	$	$
Total current assets	6,491	6,137
Total non-current assets	42,479	38,577
Total current liabilities	(4,772)	(6,731)
Total non-current liabilities	(3,128)	(456)
Revenues for the period ended	4,110	17,869
Net income for the period ended	542	1,930

The net change in non-controlling interests is as follows:

As at	January 31, 2022	October 31, 2021
	$	$
Balance, beginning of year	4,795	1,552
Share of (loss) gain for the period - Saturninus Partners	(108)	346
Share of gain for the period - Meta	14	235
Share of gain for the period - FABCBD	221	78
Share of gain for the period - Blessed	243	21
Share of gain for the period - NuLeaf	108	-
Purchase of Meta (Note 3)	-	1,821
Purchase of FABCBD (Note 3)	-	1,262
Purchase of Blessed (Note 3)	-	864
Purchase of NuLeaf (Note 3)	2,700	-
Distribution - Saturninus Partners	-	(500)
Distribution - FABCBD	(204)	-
Distribution - Blessed	(239)	-
Distribution - NuLeaf	(97)	-
Loss of control	-	(884)
	7,433	4,795

24.	Subsequent events
(i)

On February 10, 2022, the Company acquired all of the issued and outstanding shares of Bud Room Inc. (“Bud Room”) as well as assignments of the vendor’s shareholder loans, for $3,600, and acquired all the rights to the customized FastendrTM retail kiosk and smart locker technology and Bud Room’s retail cannabis store located in Ottawa Ontario. The consideration was comprised of 674,650 common shares of High Tide, having an aggregate value of $3,600. Due to the nature of the acquisition, the allocation of the purchase price has not been provided because that information has not yet been finalized.

(ii)	On March 3, 2022, the Company entered into an agreement to purchase four operating retail cannabis locations in Ontario under the name Crossroads Cannabis for $2,500.

33